July 27, 2010

Mr. Larry Spirgel

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3720

100 F Street, N.E.

Washington, D.C.  20549-0306

Re:	Cablevision Systems Corporation
CSC Holdings, LLC
Form 10-K for the year ended December 31, 2009
Form 10-Q for the fiscal quarter ended March 31, 2010
File No. 1-14764 and 1-0946

Dear Mr. Spirgel:

This letter summarizes our understanding of recent conference calls between the Staff of the Securities and Exchange Commission (the “Commission”) and Cablevision Systems Corporation (“Cablevision”) and CSC Holdings, LLC (“CSC Holdings”) (Cablevision and CSC Holdings are collectively referred to as the “Company”) on July 22, 2010 at 10:30AM EDT and on July 27, 2010 at 11:00AM EDT, regarding the Company’s response dated July 15, 2010 to a comment letter to the Company from the Commission dated June 30, 2010, concerning the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 and the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2010.

Although we continue to believe the expected earnings methodology is an acceptable valuation methodology for fair valuing the Company’s cable television franchises indefinite-lived intangible assets (“cable television franchise assets”), the Company agrees to prospectively utilize the Greenfield valuation methodology, or a valuation method acceptable to the Commission and the Company, to (i) determine the fair value of any cable television franchise assets subsequently acquired by the Company and (ii) in connection with our prospective annual impairment tests related to our cable television franchise assets.  Since our next annual impairment test is scheduled to occur in the first quarter of 2011, we plan to disclose the use of the Greenfield method in our Annual Report on Form 10-K for the fiscal year ended December 31, 2011.

Based on our discussion with the Commission, we understand the Commission is not objecting to our use of the expected earnings method historically and, accordingly, has not requested any amendments to our prior or pending filings regarding the application or disclosure of such valuation method.

If you have any questions or comments regarding the above, please call Wm. Keith Harper, Senior Vice President, Controller and Principal Accounting Officer, at (516) 803-1450, or the undersigned at (516) 803-1022.

Very truly yours,

/s/ Michael P. Huseby

Michael P. Huseby
Executive Vice President and Chief Financial Officer

cc:	Kyle Moffatt
Inessa Kessman
Ivette Leon
(Securities and Exchange Commission)

Vice Admiral John R. Ryan USN (Ret.)
(Audit Committee Chairman)

Wm. Keith Harper
(Senior Vice President, Controller and Principal Accounting Officer)

Victoria D. Salhus
(Senior Vice President, Deputy General Counsel and Secretary)

Robert W. Downes
John P. Mead
(Sullivan & Cromwell LLP)

Mario R. Dell’Aera
(KPMG LLP)